FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2012

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Compagnie Générale de Géophysique – Veritas

announces the launch of a €414 million rights offering

Subscription ratio: 4 new shares for 25 existing shares

Subscription price: €17 per new share

Subscription period: 28 September 2012 to 12 October 2012 inclusive

Paris, 26 September 2012 - Compagnie Générale de Géophysique - Veritas (CGGVeritas) announced on 24 September 2012 that it had entered into an agreement with the Dutch group Fugro to acquire the businesses of its Geoscience division (excluding multi-clients library and OBN businesses) (the “Geoscience Division”) for a price of 1.2 billion euros and establish a joint venture specialising in ocean bottom seismic data acquisition (the “Seabed Joint Venture”). To fund such acquisition, CGGVeritas launches today a capital increase via an offering of preferential subscription rights to existing shareholders for a gross amount of approximately €414 million.1

The net proceeds of the issuance will be used to pay a portion of the acquisition price for the Geoscience Division (the “Acquisition”). The remainder of the Acquisition price will be (i) paid by way of set-off of €225 million from Fugro representing the excess value of CGGVeritas contribution to the Seabed Joint Venture and (ii) paid with the proceeds of debt financing, in the form of convertible or non-convertible bond issuances and/or bank loans (CGGVeritas benefits from a bridge credit facility commitment of up to €700 million).

The completion of the Acquisition is subject to certain customary conditions precedent for this type of transaction, in particular the approval of competition authorities, and the signing of the agreement establishing the Seabed Joint Venture.

If the Acquisition is not achieved, in particular if the relevant conditions precedent are not satisfied, the net proceeds of the issue will be allocated to the repayment of the Group’s existing debt.

Commenting on this transaction, Mr. Jean-Georges Malcor, Chief Executive Officer, noted: “The acquisition of Fugro’s Geosciences Division and the establishment of long-term strategic partnerships with Fugro will allow us to occupy a leading position in the Geosciences market while simultaneously reinforcing our core activities. With a more resilient position and an integrated offering of high quality products and services, we will accelerate profitable growth and thereby create shareholder value. I am pleased to have the support of our principal shareholder, the Fonds Stratégique d’Investissement, in cooperation with IFPEN, in connection with this transaction, as it confirmed today its participation in the capital increase”.

Each shareholder of CGGVeritas will receive one preferential subscription right for every share it holds as of the close of trading on 27 September 2012. The subscription price for the new shares has been set at 17 euros per share (nominal value of €0.40 and issue premium of €16.60) on the basis of 4 new shares for 25 existing shares. The subscription price represents a 33.07% discount to the closing price of the Company’s shares on 25 September 2012 and a 29.87% discount to the theoretical ex-right price (TERP).

The Fonds Stratégique d’Investissement, which holds 6.49% of CGGVeritas’ share capital, has undertaken to subscribe to this share capital increase, on an irreducible basis, for (i) all of the preferential subscription attached to its shares and (ii) all of the preferential subscription rights from IFP Energies Nouvelles, that the Fonds Stratégique d’Investissement is committed to acquire.

IFP Energies Nouvelles, which holds 4.18% of the CGGVeritas’ share capital, has indicated to CGGVeritas its intention not to subscribe to the capital increase. However, IFP Energies Nouvelles is committed to sell to the Fonds Stratégique d’Investissement, with which it is acting in concert, all of the subscription rights it is entitled to.

The subscription period for the new shares will run from 28 September 2012 to the close of trading on 12 October 2012. During this period, the preferential subscription rights will be listed and traded on the regulated market of NYSE Euronext in Paris. The Record Date to be entitled to the preferential subscription rights is 27 September 2012.

[1]	The number of shares to be issued and the gross amount of the offering could be increased as a result of the exercise of currently exercisable stock options and the conversion of 2016 convertible bonds.

Settlement and delivery and start of trading on Euronext Paris (Segment A) of the new shares will take place on 23 October 2012. The new shares, which will carry dividend rights as of 1 January 2012 and will entitle their holders to any dividends declared by the Company from the date of issue, will be fully fungible with the Company’s existing shares and will be traded under the same ISIN code as the Company’s existing shares.

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.

CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Contacts:
Investor Relations: Christophe Barnini Tel: +33 1 64 47 38 11 E-Mail: invrelparis@cggveritas.com	Group Communications: Antoine Lefort Tel: +33 1 64 47 34 89 E-Mail: media.relations@cggveritas.com

Disclaimer

A French language prospectus including (i) the reference document (document de référence) of CGGVeritas filed with the Autorité des marchés financiers (AMF) on 20 April 2012 under no. D.12-0379, (ii) the update of the reference document filed with the AMF on 25 September 2012 and (iii) a securities notes (note d’opération) (which includes the summary of the prospectus) filed with the AMF on 25 September 2012 under n°12-462 is available free of charge from CGGVeritas (Tour Maine Montparnasse, 33 avenue du Maine, 75015 Paris) as well as on the websites of the AMF (www.amf-france.org) and the company (www.cggveritas.com).

CGGVeritas draws attention to the risk factors included in pages 54 to 74 of the reference document, pages 34 to 39 of the update of the reference document and in chapter 2 of the securities note (note d’opération).

This press release and the information contained herein do not constitute either an offer to sell or the solicitation of an offer to purchase the CGGVeritas securities.

European Economic Area

The offer is open to the public in France.

With respect to each Member State of the European Economic Area other than France which has implemented the Prospectus Directive (the “Member State”), no action has been undertaken or will be undertaken to make an offer to the public of securities requiring a publication of a prospectus in any Member State. As a result, the preferential subscription rights, the new shares or other securities of CGGVeritas may only be offered in Member States:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive; or

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this provision (i) the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State which has implemented the Prospectus Directive (as defined below) means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, (ii) the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and (iii) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

These selling restrictions with respect to Member States apply in addition to any other selling restrictions which may be applicable in the Member States who have implemented the Prospectus Directive.

United Kingdom

This document does not contain or constitute an invitation, inducement or solicitation to invest. This press release is directed only at and is for distribution only to persons who (i) are outside the United Kingdom, (ii) are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”), (iii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Order or (iv) are other persons to whom an invitation or inducement to engage in investment activity (within the meaning of the Financial Services and Markets Act 2000) in connection with the issue or sale of any shares may otherwise lawfully be communicated or caused to be communicated (all such persons in (i), (ii), (iii) and (iv) together being referred to as “Relevant Persons”).

This press release is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this press release relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

This press release is not a prospectus which has been approved by the Financial Services Authority or any other United

Kingdom regulatory authority for the purposes of Section 85 of the Financial Services and Markets Act 2000.

United States

This document does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135(c) of the Securities Act of 1933, as amended. CGGVeritas does not intend to register any portion of the proposed offering in the United States or to conduct a public offering in the United States.

Canada, Australia and Japan

The new shares and the preferential subscription rights may not be offered, sold or purchased in Canada (subject to certain exceptions,) Australia or Japan.

Forward-looking statements

This press release includes information about the objectives of the Group and forward-looking statements, in particular, relating to the acquisition of Fugro’s Geoscience division. These statements are sometimes identified by the use of the future tense or conditional mood, as well as terms such as “estimate”, “believe”, “have the objective of”, “intend to”, “expect”, “result in”, “should” and other similar expressions. It should be noted that the realisation of these objectives and forward-looking statements is dependent on the circumstances and facts that arise in the future. Forward-looking statements and information about objectives may be affected by known and unknown risks, uncertainties and other factors that may significantly alter the future results, performance and accomplishments planned or expected by the Company. These factors may include changes in the economic and commercial situation, regulations and the factors described in CGGVeritas’s annual report on Form 20-F for the financial year ended 31 December 2011 filed with the Securities and Exchange Commission (the “SEC”) on 20 April 2012 and the report on Form 6K filed with the SEC on 25 September 2012, and which may be obtained on the websites of the SEC (www.sec.gov) and CGGVeritas (www.cggveritas.com).

This press release has been issued by and is the sole responsibility of CGGVeritas. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by the Joint Bookrunners or by any of their respective affiliates or agents as to, or in relation to, the accuracy or completeness of this press release or any other written or oral information made available to or publicly available to any interested party or its advisers, and any responsibility or liability therefor whether arising in tort, contract or otherwise is expressly disclaimed.

The Joint Bookrunners are acting exclusively for CGGVeritas and no one else in connection with the offering. They will not regard any other person (whether or not a recipient of this press release) as their client in relation to the offering of the rights and the new ordinary shares. The Joint Bookrunners will not be responsible to anyone other than CGGVeritas for providing the protections afforded to their respective clients nor for giving advice in relation to the offering or any transaction or arrangement referred to in the offering documents.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 26th, 2012	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP